Exhibit 99.1

Tuniu Announces Unaudited Second Quarter 2018 Financial Results

Revenues from Packaged Tours in Q2 2018 Increased by 29.0% Year-Over-Year

Non-GAAP1 Net Loss in Q2 2018 Decreased by 89.4% Year-Over-Year

NANJING, China, August 29, 2018 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Highlights for the Second Quarter of 2018

•	Revenues from package tours in the second quarter of 2018 increased by 29.0% year-over-year to RMB437.6 million (US$66.1 million2).
•	Operating expenses in the second quarter of 2018 decreased by 29.7% year-over-year to RMB371.9 million (US$56.2 million).
•	Non-GAAP net loss was RMB22.6 million (US$3.4 million) in the second quarter of 2018, compared to a Non-GAAP net loss of RMB212.6 million in the second quarter of 2017.
•	As of August 28, 2018, Tuniu had 308 offline retail stores in total.
•	As of July 31, 2018, Tuniu had 25 local tour operators in total, including 3 newly launched local tour operators in China and 1 newly launched local tour operator overseas[3] since April 30, 2018.

Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer, said, “Tuniu continues to make improvements to its operations in order to create a company that is able to effectively capture the future of China’s leisure travel industry. With our company value of ‘customers first’ in mind, we continue to innovate technology and create products catered to our customer’s demand. During the quarter we continued to make strong strides in the development of our sales and service networks. Our sales network continues to help Tuniu expand the reach of our products to a greater audience while our service network allows us better serve our customers. Despite all the external factors affecting our operations today, we believe the long-term outlook of China’s leisure travel market remains positive.”

Ms. Maria Yi Xin, Tuniu’s Chief Financial Officer, said, “During the second quarter, we were able to continue narrowing our losses and achieve positive operating cash flow. Our core strategies of expanding our service and sales network are starting to translate into financial results as their contribution to our revenue starts to become increasingly meaningful. Going forward this year, we will continue to invest in the development of our sales and service network in order achieve higher economy of scale, and to maximize value for both our customers and our shareholders.”

1 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

2 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.6171 on June 29, 2018 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

3 The 3 newly launched local tour operators in China are located in Tai’an, Qingdao and Qinhuangdao. The 1 newly launched local tour operator overseas is located in the U.S.

Second Quarter 2018 Results

Net revenues were RMB525.3 million (US$79.4 million) in the second quarter of 2018, representing a year-over-year increase of 14.2% from the corresponding period in 2017.

•	Revenues from packaged tours were RMB437.6 million (US$66.1 million) in the second quarter of 2018, representing a year-over-year increase of 29.0% from the corresponding period in 2017. The increase was primarily due to the growth of organized tours.

•	Other revenues were RMB87.6 million (US$13.2 million) in the second quarter of 2018, representing a year-over-year decrease of 27.4% from the corresponding period in 2017. The decrease was primarily due to the decline in revenues generated from financial services and service fees received from insurance companies.

Cost of revenues was RMB274.5 million (US$41.5 million) in the second quarter of 2018, representing a year-over-year increase of 25.0% from the corresponding period in 2017. As a percentage of net revenues, cost of revenues was 52.3% in the second quarter of 2018 compared to 47.7% in the corresponding period in 2017.

Gross profit was RMB250.8 million (US$37.9 million) in the second quarter of 2018, representing a year-over-year increase of 4.2% from the corresponding period in 2017. The increase was primarily due to the increase in efficiency resulting from economies of scale.

Operating expenses were RMB371.9 million (US$56.2 million) in the second quarter of 2018, representing a year-over-year decrease of 29.7% from the corresponding period in 2017. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB60.0 million (US$9.1 million) in the second quarter of 2018. Non-GAAP operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB312.0 million (US$47.1 million) in the second quarter of 2018, representing a year-over-year decrease of 33.8%.

•	Research and product development expenses were RMB77.0 million (US$11.6 million) in the second quarter of 2018, representing a year-over-year decrease of 47.4%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB2.3 million (US$0.3 million), were RMB74.7 million (US$11.3 million) in the second quarter of 2018, representing a year-over-year decrease of 48.3% from the corresponding period in 2017. Research and product development expenses as a percentage of net revenues were 14.7% in the second quarter of 2018, decreasing from 31.9% in the corresponding period in 2017. The decrease was primarily due to the increase in efficiency resulting from economies of scale and refined management, and optimization of research and product development personnel.

•	Sales and marketing expenses were RMB173.6 million (US$26.2 million) in the second quarter of 2018, representing a year-over-year decrease of 21.7%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB34.4 million (US$5.2 million), were RMB139.2 million (US$21.0 million) in the second quarter of 2018, representing a year-over-year decrease of 25.7% from the corresponding period in 2017. Sales and marketing expenses as a percentage of net revenues were 33.1% in the second quarter of 2018, decreasing from 48.2% in the corresponding period in 2017. The decrease was primarily due to the optimization of promotional expense structure and preference for marketing channels with higher ROI.

•	General and administrative expenses were RMB129.3 million (US$19.5 million) in the second quarter of 2018, representing a year-over-year decrease of 22.1%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB23.3 million (US$3.5 million), were RMB106.1 million (US$16.0 million) in the second quarter of 2018, representing a year-over-year decrease of 26.8% from the corresponding period in 2017. General and administrative expenses as a percentage of net revenues were 24.6% in the second quarter of 2018, decreasing from 36.1% in the corresponding period in 2017. The decrease was primarily due to the increase in operating efficiency resulting from economies of scale and refined management.

Loss from operations was RMB121.1million (US$18.3 million) in the second quarter of 2018, compared to a loss from operations of RMB288.6 million in the second quarter of 2017. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB60.9 million (US$9.2 million) in the second quarter of 2018.

Net loss was RMB82.8 million (US$12.5 million) in the second quarter of 2018, compared to a net loss of RMB270.8 million in the second quarter of 2017. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB22.6 million (US$3.4 million) in the second quarter of 2018.

Net loss attributable to ordinary shareholders was RMB79.6 million (US$12.0 million) in the second quarter of 2018, compared to a net loss attributable to ordinary shareholders of RMB270.6 million in the second quarter of 2017. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB19.4 million (US$2.9 million) in the second quarter of 2018.

As of June 30, 2018, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.9 billion (US$288.2 million).

Business Outlook

For the third quarter of 2018, Tuniu expects to generate RMB725.5 million to RMB765.8 million of net revenues, which represents 5% to 10% decrease year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on August 29, 2018, (8:00 pm, Beijing/Hong Kong Time, on August 29, 2018) to discuss the second quarter 2018 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982
Hong Kong:	+852-301-84992
China:	4001-201203
International:	+1-412-902-4272

Conference ID: Tuniu 2Q 2018 Earnings Call

A telephone replay will be available one hour after the end of the conference through September 6, 2018. The dial-in details are as follows:

US:	+1-877-344-7529
International:	+1-412-317-0088

Replay Access Code: 10123461

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 2,000,000 stock keeping units (SKUs) of packaged tours, covering over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, which excludes share-based compensation expenses and amortization of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses and amortization of acquired intangible assets is that share-based compensation expenses and amortization of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation
Unaudited Condensed Consolidated Balance Sheets
(All amounts in thousands, except per share information)

	December 31, 2017	June 30, 2018	June 30, 2018
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	484,101	642,034	97,026
Restricted cash	91,810	170,130	25,711
Short-term investments	3,084,634	1,094,607	165,421
Accounts receivable, net	286,627	425,842	64,355
Amounts due from related parties	171,331	619,658	93,645
Prepayments and other current assets	939,463	1,643,899	248,433
Yield enhancement products and accrued interest	31,337	-	-
Total current assets	5,089,303	4,596,170	694,591

Non-current assets
Long term investment	484,991	1,326,268	200,430
Property and equipment, net	148,278	158,894	24,013
Intangible assets,net	460,634	389,569	58,873
Goodwill	147,639	147,639	22,312
Yield enhancement products over one year and accrued interest	170,505	-	-
Other non-current assets	156,455	179,483	27,123
Total non-current assets	1,568,502	2,201,853	332,751
Total assets	6,657,805	6,798,023	1,027,342

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	852,500	1,306,632	197,463
Amounts due to related parties	86,923	107,900	16,306
Salary and welfare payable	187,561	108,928	16,462
Taxes payable	32,036	13,904	2,101
Advances from customers	1,210,615	1,395,309	210,864
Accrued expenses and other current liabilities	373,690	408,541	61,740
Amounts due to the individual investors of yield enhancement products	177,971	-	-
Total current liabilities	2,921,296	3,341,214	504,936

Non-current liabilities	42,481	43,965	6,644
Total liabilities	2,963,777	3,385,179	511,580

Mezzanine equity
Redeemable noncontrolling interests	96,719	67,050	10,133

Shareholders' equity
Ordinary shares	248	249	38
Less: Treasury stock	(185,419)	(301,374)	(45,545)
Additional paid-in capital	9,013,793	9,036,561	1,365,638
Accumulated other comprehensive income	272,386	267,736	40,461
Accumulated deficit	(5,505,897)	(5,661,055)	(855,519)
Total Tuniu's shareholders' equity	3,595,111	3,342,117	505,073
Noncontrolling interests	2,198	3,677	556
Total Shareholders' equity	3,597,309	3,345,794	505,629
Total liabilities and shareholders' equity	6,657,805	6,798,023	1,027,342

Tuniu Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Loss
(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2018
	RMB	RMB	RMB	US$

Revenues
Packaged tours	339,304	402,679	437,609	66,133
Others	120,784	77,854	87,641	13,245
Net revenues	460,088	480,533	525,250	79,378
Cost of revenues	(219,530)	(217,907)	(274,475)	(41,480)
Gross profit	240,558	262,626	250,775	37,898

Operating expenses
Research and product development	(146,598)	(84,054)	(77,044)	(11,643)
Sales and marketing	(221,888)	(185,831)	(173,638)	(26,241)
General and administrative	(166,098)	(114,609)	(129,317)	(19,543)
Other operating income	5,421	735	8,078	1,221
Total operating expenses	(529,163)	(383,759)	(371,921)	(56,206)
Loss from operations	(288,605)	(121,133)	(121,146)	(18,308)
Other income/(expenses)
Interest income	23,006	39,474	44,592	6,739
Foreign exchange gains/(losses), net	(923)	5,977	(6,633)	(1,002)
Other income/(loss), net	(229)	7,945	(157)	(24)
Loss before income tax expense	(266,751)	(67,737)	(83,344)	(12,595)
Income tax benefit/(expense)	(4,067)	(3,828)	524	79
Net loss	(270,818)	(71,565)	(82,820)	(12,516)
Net income/(loss) attributable to noncontrolling interests	(1,853)	1,299	(1,721)	(260)
Net income attributable to redeemable noncontrolling interests	226	940	255	39
Net loss attributable to Tuniu Corporation	(269,191)	(73,804)	(81,354)	(12,295)
Reversal of/(Accretion on) redeemable noncontrolling interest	(1,435)	(869)	1,733	262
Net loss attributable to ordinary shareholders	(270,626)	(74,673)	(79,621)	(12,033)

Net loss	(270,818)	(71,565)	(82,820)	(12,516)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(48,436)	(28,452)	23,802	3,597
Comprehensive loss	(319,254)	(100,017)	(59,018)	(8,919)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.72)	(0.19)	(0.21)	(0.03)
Net loss per ADS - basic and diluted*	(2.16)	(0.57)	(0.63)	(0.09)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	374,426,600	388,843,912	381,234,313	381,234,313

Share-based compensation expenses included are as follows:
Cost of revenues	296	227	250	38
Research and product development	1,752	1,260	1,901	287
Sales and marketing	427	185	231	35
General and administrative	20,407	10,709	22,485	3,398
Total	22,882	12,381	24,867	3,758

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results
(All amounts in thousands, except per share information)

	Quarter Ended June 30, 2018
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result

Cost of revenues	(274,475)	250	-	(274,225)

Research and product development	(77,044)	1,901	399	(74,744)
Sales and marketing	(173,638)	231	34,163	(139,244)
General and administrative	(129,317)	22,485	781	(106,051)
Other operating income	8,078	-	-	8,078
Total operating expenses	(371,921)	24,617	35,343	(311,961)

Loss from operations	(121,146)	24,867	35,343	(60,936)

Net loss	(82,820)	24,867	35,343	(22,610)

Net loss attributable to ordinary shareholders	(79,621)	24,867	35,343	(19,411)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted (RMB)	(0.21)			(0.05)
Net loss per ADS - basic and diluted (RMB)	(0.63)			(0.15)
Weighted average number of ordinary shares used in computing basic and diluted loss per	381,234,313			381,234,313

	Quarter Ended March 31, 2018
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result

Cost of revenues	(217,907)	227	-	(217,680)

Research and product development	(84,054)	1,260	399	(82,395)
Sales and marketing	(185,831)	185	34,163	(151,483)
General and administrative	(114,609)	10,709	781	(103,119)
Other operating income	735	-	-	735
Total operating expenses	(383,759)	12,154	35,343	(336,262)

Loss from operations	(121,133)	12,381	35,343	(73,409)

Net loss	(71,565)	12,381	35,343	(23,841)

Net loss attributable to ordinary shareholders	(74,673)	12,381	35,343	(26,949)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted (RMB)	(0.19)			(0.07)
Net loss per ADS - basic and diluted (RMB)	(0.57)			(0.21)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	388,843,912			388,843,912

	Quarter Ended June 30, 2017
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result

Cost of revenues	(219,530)	296	-	(219,234)

Research and product development	(146,598)	1,752	399	(144,447)
Sales and marketing	(221,888)	427	34,163	(187,298)
General and administrative	(166,098)	20,407	793	(144,898)
Other operating income	5,421	-	-	5,421
Total operating expenses	(529,163)	22,586	35,355	(471,222)

Loss from operations	(288,605)	22,882	35,355	(230,368)

Net loss	(270,818)	22,882	35,355	(212,581)

Net loss attributable to ordinary shareholders	(270,626)	22,882	35,355	(212,389)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted (RMB)	(0.72)			(0.57)
Net loss per ADS - basic and diluted (RMB)	(2.16)			(1.71)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	374,426,600			374,426,600